FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 13, 2020

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Material Fact

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly-Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/MF) No. 07.628.528/0001-59

State Registry (NIRE) 35.300.326.237

ACQUISITION AND PARTNERSHIP FOR A PROPERTY IN PIAUÍ

A BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (B3: AGRO3) (NYSE: LND), complying with the provisions of Article 157, Paragraph 4 of Law 6404/76 and of Instruction No. 358/02 of the Brazilian Securities and Exchange Commission (“CVM”), informs its shareholders and the market in general that it has acquired a property located in the municipality of Baixa Grande do Ribeiro, in the state of Piauí – Brazil.

The acquisition consists in an area of 4,500 hectares, 2,900 hectares of which are arable to be developed, suitable for grains cultivation. The other 1,600 hectares are permanent preservation and legal reserve areas. The acquisition price is approximately R$25.0 million (R$8,600/ha arable), with an initial payment of approximately R$11,0 million and the remaining balance in three equal annual installments.

In addition to the acquisition, the Company has an agricultural partnership in an area of 5,700 hectares of arable and developed land, already planted and operated by the Company during the 19/20 Harvest (Partnership VII).  This area is contiguous to the acquired area, has more than 5 years in average of production and high production potential.

The Agricultural Partnership has a term up to 12 years, with a pre-fixed call option until 2014.

São Paulo, May 13, 2020.

Gustavo Javier Lopez

CAO & IRO

Investor Relations:

Phone: +55 (11) 3035-5374

E-mail: ri@brasil-agro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2020.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer